January 5, 2006


Via EDGAR, Facsimile and Courier

Mr. Michael Moran
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

Re:      Endesa S.A. ("Endesa")
         Form 20-F/A for Fiscal Year Ended December 31, 2004
         Filed October 28, 2005
         File No. 333-07654

Dear Mr. Moran:

               We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated December 21, 2005, regarding the amendment on Form 20-F/A, as filed on October 28, 2005 (the "Form 20-F/A"), to our annual report on Form 20-F for the year ended December 31, 2004, as filed on June 30, 2005 (the "Form 20-F"). For your convenience, we have included the Staff's comments below and have keyed our responses accordingly.

               1. You disclose you have eliminated certain sales and operating costs related to your electricity and gas businesses citing they will be recorded on a net basis for the purpose of U.S. GAAP reporting. Please explain how the affected sales and purchases are conducted from an operational viewpoint and why the accounting treatment for these sales and purchases between you and certain market agents is affected by recently promulgated U.S. GAAP. Please provide us with your EITF 99-19 analysis regarding sales and purchases with all affected entities and tell us how you made a determination in fiscal 2004 that it is now appropriate to report certain sales and costs on a net basis rather than gross. In your analysis specifically discuss the collective indicators that lead you to believe you are not a principal in these arrangements. Please include a quantification of the gross sales and purchases with each market agent and/or subsidiary included in this recent adjustment. We may have further comments.

               We have recorded the following items of sales and operating costs related to our electricity and gas businesses on a net basis for purposes of


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presenting  our net sales in accordance  with U.S. GAAP as reported in the table under "Selected Financial Data" in the Form 20-F/A:

     o amounts collected from consumers in connection with Endesa's electricity distribution business that are in addition to the fixed distribution fee set annually by the Spanish government and, as such, constitute pass-through items. These amounts totaled (euro)3,196 million in 2004;

     o sales and purchases of electricity by Endesa in the wholesale market in Spain that constitute intra-company transactions. These sales and purchases totaled (euro)1,069 million in 2004; and

     o gas exchange transactions between Endesa and other gas retailers that are intended to facilitate the delivery of gas to third party consumers and are not the culmination of an earning process. These transactions totaled (euro)74 million in 2004.

Our analysis with respect to each of these items is set forth below. The adjustments to our net sales in accordance with U.S. GAAP with respect to these three items, as reflected in the Form 20-F/A, are not prompted by any recently promulgated principles or guidance. Rather, as stated in our response to Question 3 below, these adjustments are the correction of an error in the Form 20-F that was discovered after the document was filed with the Commission in connection with further analysis of the reconciliation of our 2004 financial results from Spanish GAAP to IFRS. These adjustments do not affect Endesa's net income or stockholders' equity under U.S. GAAP.

               Overview of the Electricity Sector in Spain

               We believe that a brief overview of the principal features of the electricity sector in Spain and the main actors involved will facilitate the presentation of our analysis with respect to the three items described above.

               Transactions in the Electricity Sector in Spain

               The electricity sector in Spain encompasses regulated and unregulated segments. The diagram below illustrates the various segments and how they interact with each other in the generation, distribution and sale of electricity.


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     1.   Electricity  generating  companies sell  electricity  into a wholesale market operated by Operador del Mercado Iberico de Energia - Polo Espanol, S.A. ("OMEL"), from which electricity distributors and electricity retailers purchase electricity. OMEL basically operates as a clearinghouse in this wholesale market, matching supply and demand for electricity. As discussed below, OMEL carries out its functions as
          an  agent  for  the   participants  in  the  wholesale  market  (i.e.,
          generating companies, distributors and retailers).

     2. Electricity distributors purchase electricity in the wholesale market and deliver it to consumers in Spain that have not elected to participate in the deregulated market for electricity (i.e., regulated customers). The distributors receive amounts from regulated customers as well as distribution and transmission fees from electricity retailers at rates set by the Spanish government, and they are permitted to retain only the portion of such amounts that corresponds to a fixed distribution fee also established by the Spanish government. The remainder of the amounts received by distributors from regulated customers and electricity retailers must be used to pay the cost of the electricity purchased in the wholesale market and the regulated fee payable to the electricity transmission companies, with any excess required to be paid over to the Spanish National Energy Commission (Comision Nacional de Energia) ("CNE") to cover certain regulatory costs established by the government.


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     3.   Electricity retailers purchase electricity in the wholesale market and sell it to consumers in Spain that have elected to participate in the deregulated market for electricity (i.e., deregulated customers). The price paid by deregulated customers is freely agreed between retailers and their customers, and retailers earn profits depending on the price and volume of the electricity sold and purchased by them.

     4. The CNE oversees the operation of the electricity sector in Spain and the settlement of transactions in the regulated market and is funded by any excess collections by electricity distributors as described in 2 above.

               Principal Actors in the Electricity Sector

               Electricity Generating Companies

               Electricity generation is a deregulated activity in Spain. Generating companies sell electricity into, and distribution and retailers purchase electricity from, the wholesale market operated by OMEL at market prices which reflect incurred costs and supply and demand for electricity.

               Endesa operates in this segment of the electricity sector in Spain.

               We believe that electricity generating companies function as primary obligors for purposes of U.S. GAAP because, among other things, they are primarily responsible for the delivery of electricity to fulfill customer demand in the market, they are responsible for the fulfillment of any service specifications, they establish the price at which they are willing to sell electricity in the wholesale market and their earnings are directly dependant on the volume and price of electricity produced.

               Electricity distributors

               As described above, electricity distribution is a regulated activity in Spain. Each year the Spanish government establishes the fee payable to distributors for their activities. This fee is fixed and does not vary depending on the quantity or price of the electricity involved. The government sets the fixed fee at the level it deems necessary to permit distributors to recover their costs, which consist mainly of the costs related to their investment in the distribution network and the operation and maintenance of such investment.

               Distributors are the only authorized collection agents in the regulated market. Under Spanish energy regulations, electricity distributors collect amounts from regulated customers both for their own account (i.e., the fixed distribution fee payable to them) and for the account of electricity generating companies and electricity transmission companies. Distributors are not permitted to retain any amounts received from regulated customers beyond the


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fixed  distribution  fee,  with any excess  payable to the CNE. In the event the
amount   collected  by  a  distributor  is  insufficient  to  cover  this  fixed distribution fee after the distributor has settled with the electricity generating company and the transmission company, the distributor is entitled to recover the shortfall from CNE.

               Endesa operates in this segment of the electricity sector in Spain.

               We believe that distributors function as agents for purposes of U.S. GAAP because, among other things, they earn a fixed fee for their distribution services independently of the volume or price of electricity sold, they cannot determine the price for their services, they cannot choose the generating company that supplies the electricity for a particular transaction and they are required to purchase electricity in the wholesale market operated by OMEL.(1). Electricity distributors are not accountable for failures in the delivery of electricity to regulated customers that are attributable to electricity generating or transmission companies. We have provided further analysis of the status of distributors as agents in the discussion below.

               Electricity Retailers

               Electricity retailers negotiate prices for electricity freely with deregulated customers. Retailers purchase electricity from generating companies in the wholesale market operated by OMEL at spot market prices, and must also pay fixed distribution and transmission fees in order to fulfill their responsibilities for services provided. Any profit realized by retailers will depend on the price and volume of the electricity sold and purchased by them.

               We believe that electricity retailers are primary obligors for purposes of U.S. GAAP because, among other things, they are the primary responsible party for the fulfillment of services provided to deregulated customers, they agree prices for electricity freely with their customers and their earnings are directly dependent on the volume and price of electricity sold.

               OMEL

               OMEL is responsible for the operation of the wholesale electricity market in Spain. OMEL's duties under Spanish law include receiving purchase and sale offers from distributors, retailers and generating companies, matching these offers and notifying, settling and collecting payments for electricity sold in the market. OMEL is strictly prohibited from selling and

-------------------
(1) We note that an amendment to Spanish electricity regulations was approved in December 2005 that would permit distribution companies to purchase electricity directly from generating companies rather than through OMEL. At this time it is not clear what the practical and accounting implications of this amendment will be for future periods.


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purchasing   electricity   for  its  own  account,   functioning   solely  as  a
clearinghouse for transactions in the wholesale market. OMEL is entitled to a fee established annually by the Spanish government and paid directly by the CNE.


               We believe that OMEL functions as an agent for purposes of U.S. GAAP because, among other things, it does not itself determine the price for any electricity transaction, it does not bear any credit risk for transactions settled in the wholesale market, it is not responsible for the fulfillment of any service specifications and its earnings are not directly dependent on the volumes or prices of electricity sold in the market.

               Regulated Customers

               Regulated customers purchase electricity at rates set annually by the Spanish government. The Spanish government seeks to set the applicable rate based on expectations as to the price of electricity in the wholesale market, the regulated fees payable to distributors and the electricity transmission companies, and other amounts needed to finance the operation of the electricity sector (such as the operation of OMEL and others).

               CNE

               The CNE is an agency of the Spanish government which is responsible for the oversight of the electricity sector and the settlement of transactions (including payments) in the Spanish electricity sector.

               Pass-Through Items in the Electricity Distribution Business

               Background

               As stated above, electricity consumers in Spain may elect to purchase electricity directly from retail companies at mutually agreed prices (i.e., the deregulated market) or, alternatively, from distributors at rates fixed annually by the Spanish government (i.e., the regulated system). The regulated system derives its revenues from the price for electricity charged to consumers in such regulated system as well as transmission and distribution fees charged to retail companies with respect to electricity sales in the deregulated market. These revenues are used to cover the following costs:

     o the cost of acquiring electricity from generating companies to supply consumers in the regulated system;

     o    transmission fees, which are set annually by the Spanish government;

     o    distribution  fees, which are set annually by the Spanish  government;
          and

     o other costs specified pursuant to applicable law, including the operating costs of the CNE, the operating costs of OMEL, the cost of dismantling nuclear power stations and certain other liabilities.


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               Electricity  distributors  collect  amounts from consumers at the applicable rate set by the Spanish government and settle the related acquisition costs and fixed transmission fees referred to above. Such distributors are permitted to retain their fixed distribution fees only, the amount of which is set by the Spanish government at the beginning of each year and does not vary according to the amount actually collected by the distributor from consumers. Any excess is required to be transferred to the CNE to cover the other costs of the regulated system. In the event the amount collected by a distributor is insufficient to cover this fixed distribution fee after the distributor has settled with the electricity generating company and the transmission company, the distributor is entitled to recover the shortfall from CNE. Accordingly, the costs incurred by electricity distributors in respect of acquisition costs and transmission fees and the other costs of the regulated system constitute pass-through items from the perspective of the distributor.

               The example in the table below shows that, even where the amount collected from the consumer and the related acquisition cost of the electricity vary, the fee retained by the distributor remains the same, since the fee does not depend on the price or volume of the electricity acquired or the price or volume of the electricity sold to consumers.


Amount collected:                                                 100        100        120
                                                                  ===        ===        ===

From retailers                                                    10         10         12
                                                                  ==         ==         ==

From regulated consumers                                          90         90         108
                                                                  ==         ==         ===

         Acquisition cost paid to generating company              (40)       (35)       (50)

         Transmission fee set by Spanish government               (10)       (10)       (12)

         Distribution fee set by Spanish government               (30)       (30)       (30)
                                                                  ----       ----       ----

Excess payable to CNE(2)                                          20         25         28


In each of the cases illustrated above, the only revenue recordable under U.S. GAAP would be 30 monetary units, which is the amount invoiced by the distributor net of the cost of the electricity in the wholesale market, the regulated transmission fee and the excess transferred to the CNE.

               Analysis
               --------

-------------------
(2) In the case there would not be excess, then CNE will pay the difference to distribution companies.


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               Under Spanish GAAP,  the amount  collected  from  consumers by an electricity distributor is included in the distributor's revenues on a gross basis, including the acquisition cost paid to the generating company and the transmission fee set by the Spanish government and payable to electricity transmission companies. This accounting policy has been adopted universally by electricity distributors in Spain and is based on the legal form of the transaction. Under U.S. GAAP, Endesa believes that only the distribution fee set annually by the Spanish government - which is the sole amount that the distributor is entitled and permitted to retain - are properly recognized as revenue by the distributor, with the remainder of the amount collected netted off against the related pass-through operating costs.

               We believe that our conclusion as to the correct treatment of these pass-through items under U.S. GAAP follows from the guidance set forth in EITF Issue No. 99-19 (Reporting Revenue Gross as a Principal versus Net as an Agent). Given the fact that electricity cannot be stored, we believe that many indicators of gross reporting are not applicable, especially those relating to inventory holding and further changes and specifications to the product supplied. Of the various factors analyzed, we believe the following factors are the strongest indicators of net reporting in our distribution business:

     o Primary obligor: paragraph 15 of EITF 99-19 states that "[w]hether a supplier or a company is responsible for providing the product or service desired by a customer is a strong indicator of the company's role in the transaction." Electricity distributors are not accountable for failures in the delivery of electricity to regulated customers that are attributable to electricity generating or transmission companies. Electricity distributors in Spain are only responsible for the fulfillment of the distribution services for which they are entitled to be compensated, and not for any other activities of the system (i.e., generation and transmission), and therefore do not have the risks and rewards of ownership for the other activities of the system. Accordingly, we believe that we should record revenue related to its distribution business solely in respect of those activities for which the company is responsible (i.e., distribution) and not for those for which it is not the primary obligor and is acting as an agent. In addition, paragraph 7 of EITF 99-19 states that:
          "[r]esponsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment".

     o Fixed earnings: we note that paragraph 16 of EITF 99-19 states that "[i]f a company earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier and should record revenue net based on the amount retained." As stated above, the distribution of electricity is a regulated business in Spain, and electricity distributors are permitted to retain their fixed distribution fees only, the amount of which is set by the Spanish government at the beginning of each year and does not vary according to the amount actually collected by the distributor from a customer. We believe that this fact is an indicator that Endesa is an agent with respect to its distribution business and should record revenue net based on the amount of the distribution fee retained.


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               The table below  discloses the amount by which Endesa's net sales in 2000 to 2004 under U.S. GAAP have been reduced from the corresponding figures under Spanish GAAP due to the netting of amounts collected from consumers in Endesa's electricity distribution business that are in addition to the fixed distribution fee set annually by the Spanish government and, as such, constitute pass-through items:


Year-end ((euro) million)                           2000      2001       2002       2003       2004

Pass-Through  Items  in the  Electricity
Distribution Business                               2,852     2,967      3,326      3,243      3,196
                                                    -----     -----      -----      -----      -----


               Intra-Company Transactions in the Wholesale Market

               Background

               Since 1998, purchases and sales of electricity in Spain have occurred through a wholesale market operated by OMEL. Generating companies offer to sell electricity to this market in "generating units" by time slots. In turn, distributors and retailers notify OMEL of the estimated requirements of their consumers for each time slot. OMEL determines which generators will deliver the electricity required to cover the projected demand, and selects the generating units offered at the lowest price. The highest price at which the selected generating units are offered (i.e., marginal price) is then used to settle all sales of electricity in the wholesale market for the relevant time slot.(3)

               OMEL's sole function is to organize the wholesale market and match sale and purchase bids. Furthermore, as established by applicable regulations and OMEL's own by-laws, OMEL does not act as a counterparty to sellers or buyers in the wholesale market. The only parties involved in the transactions conducted in this market are the agents who act as buyers or sellers. Accordingly, OMEL does not record any electricity sales or purchases as revenue. OMEL's duties, as established under applicable law, include receiving sale and acquisition offers, matching these offers and notifying, settling and collecting payments corresponding to the final price of the consumed energy.

               The above is  expressly  provided  for in  Article  33 of the Law
Governing  the  Electricity  Sector,  which  establishes  that OMEL "assumes the

-------------------
(3) The Spanish system also includes an intra-day market and a supplementary services market, which covers the variances between actual and expected supply and demand in the daily market and the supplies required, from a technical standpoint, to guarantee the correct functioning of the system.


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management of the system in place for offers to purchase and sell  electricity,"
receives  the  offers  to  sell  and  acquire  electricity,   and  accepts  "the
corresponding guarantees, as the case may be," matches the sale and purchase offers "based on the lowest offer until the amount of demand is met" and, in short, with the co-opeation of the System Operator, proceeds with "the liquidation and notification of payments and payment collections which must be made according to the final energy price."

               Furthermore, Article 22 of Royal Decree 2019/1997, which establishes and regulates the electricity generation market, also refers to OMEL as the party responsible for the management of this market, whereby OMEL is responsible for settling and notifying any payment obligations and rights to collect payment resulting from transactions carried out in the electricity generation market, including by determining the price and final amount to be paid by the purchaser as well as the price and amount to be received by the vendors. In sum, therefore, OMEL is a mere market manager, acting as intermediary between the purchasers and vendors, but not does act in its own name or on its own behalf in the purchase or sale of electricity.

               In accordance with the by-laws (Article 2), the corporate object of OMEL is, in summary, to ensure the adequate operation of the system, and it acts exclusively as the manager of the process to match the electricity supplies and demand of third parties, and as liquidator of the economic flows in such market, and under no circumstances may it intervene as a party or interested party in the transactions or sale and purchase of electricity that take place through such market.

               Generating companies receive the full amount paid by purchasers of electricity in the wholesale market, as OMEL is not permitted to retain any amount in connection with purchase and sale transactions. The only revenue obtained by OMEL is an amount set annually by the Spanish government, which is paid to OMEL by the CNE from amounts collected by distributors as described above.

               All invoices issued by and paid to OMEL are issued and paid on behalf and for the account of the buyers and sellers who operate in the market. In accordance with applicable regulations, amounts related to purchases and sales of electricity in the wholesale market are paid into an account maintained by OMEL for the benefit of market participants, which is subject to the regime for the conduct of third-party business. These regulations stipulate that this account shall in no circumstances form part of OMEL's assets and liabilities. This point is expressly contained in another rule governing the market: "22.5 Account designated by OMEL for payments and deposits. OMEL will designate a cash account at the Bank of Spain or in a domestic bank or savings bank for the purposes established in these Rules. This account will be opened by OMEL as a deposit account in its own name but in the interests of the market agents, according to the rules governing the management of third party businesses, whereby any balance contained in the account on an exceptional basis will not under any circumstances be included in OMEL's assets. With regard to the balance, OMEL is the only party that can order any debits or deposits in the account corresponding to the settlement of amounts corresponding to transactions carried out through the electricity generation market, in the terms of the preceding sections."


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               OMEL  does  not  assume  any  technical  or  financial   risk  in
connection with the operation of the wholesale electricity market. The solvency of the market is safeguarded by the guarantees that purchasers of electricity must provide to cover their positions and guarantee amounts payable to generating companies. Notably, when a group operates in the market as both a purchaser and a seller of electricity through separate subsidiaries, it is required to provide these guarantees for the group's net position only. The rules governing the market specify that, apart from debit and credit notes, OMEL will issue, in the name and on behalf of electricity generating companies, invoices and documents corresponding to the settlement of amounts corresponding to transactions in the market.

               Endesa operates in the wholesale electricity market in Spain as both a seller and a purchaser of electricity through various subsidiaries. In the case of purchases and sales of electricity carried out by subsidiaries of Endesa in the same time slot and at the same price, title to the electricity generated by one subsidiary of Endesa and sold to another subsidiary of Endesa for resale to the end customer is at no time transferred to any third party, and no third party assumes any risk for this electricity at any time.

               Analysis
               --------

               Companies like Endesa that are both a seller and a purchaser of electricity in the wholesale market recognize revenues under Spanish GAAP in respect of their sales to the market even where another subsidiary of the company simultaneously purchases electricity in the same time slot and at the same price. This accounting policy has been adopted universally by companies that both generate and distribute electricity in Spain and is based on the legal form of the transaction. As a result, under Spanish GAAP such companies would record an item of revenue for the sale of electricity into the wholesale market, an expense for the purchase made from the market at the same time and price and another item of revenue for sales to the end customer.

               Under U.S. GAAP, the revenue and related expense from the sale and purchase of electricity by subsidiaries of Endesa at the same market, time and price must be eliminated as intra-company transactions since, as mentioned earlier, no third party has owned or assumed any risk or opportunity with respect to such electricity. In this regard, we note that, in accordance with the guidance in EITF 99-19 and the facts set forth above, OMEL operates as an agent in the wholesale electricity market and therefore is merely an intermediary for purposes of transactions between market participants (in this case, a transaction between two subsidiaries of Endesa) as is clearly stated in the Spanish legislation governing OMEL.

               For the reasons set forth above,  we consider  that OMEL operates as an agent in the wholesale electricity market and therefore is merely an intermediary for purposes of transactions between market participants, consequently we believe that these transactions represents intercompany transactions that should be eliminated on consolidation.


               The table below discloses the amount by which Endesa's net sales in 2000 to 2004 under U.S. GAAP have been reduced from the corresponding figures under Spanish GAAP due to the netting of sales by Endesa in the wholesale market that coincided with purchases made by it in the same time slot and at the same price:


Year-end ((euro) Million)                                  2000      2001       2002       2003       2004

Intra-Company Transactions in the Wholesale Market(4)       844       885      1,095        981      1,069


               After  eliminating  the  pass-through   items  and  intra-company
transactions described above, Endesa's net sales under U.S. GAAP with respect to its activities in the Spanish electricity sector consist mainly of:

                    o Revenues from the sale of electricity by Endesa in the wholesale market in its capacity as a generating company for delivery to regulated customers (i.e., electricity sold to distributors);

                    o Revenues from the sale of electricity by Endesa in the wholesale market in its capacity as a generating company for delivery to retailers not affiliated with Endesa;

                    o Revenues from the fixed distribution fees received by Endesa in its capacity as a distributor from retailers and regulated customers;

                    o Revenues from the sale of electricity by Endesa in its capacity as a retailer to deregulated customers.

               Gas Exchange Transactions

               Background
               ----------

               Spain has virtually no domestic gas production and therefore depends on imports to fulfill its requirements for gas. These imports are made either through gas pipelines or, mainly, in the form of liquefied natural gas
(LNG), which has to be re-gasified and stored for subsequent transport through the existing basic gas-pipeline networks in the Iberian Peninsula. Since access to the gas import infrastructures in Spain is limited, gas import agents in Spain (i.e., retailers), as is the case in other countries, take contractual steps aimed at minimizing the risks resulting from the operation of the Spanish

----------------------
(4) Purchases of electricity by Endesa's distribution subsidiaries did not affect these amounts since these subsidiaries' purchases are not reflected as operating costs under U.S. GAAP because the only revenue recorded relates to the fixed distribution fee and all other transactions are recorded on a net basis.

gas system. Thus on the one hand the retailers have a more or less firm obligation to take the LNG acquired, re-gasify it and store it (with the concomitant cost) and, on the other, the obligation to fulfill customer demand that can have a highly variable component. The retailers have to match these requirements adequately.

               As a means to minimize the logistical risks in the acquisition and delivery of gas, retailers enter into gas exchange transactions whereby they deliver gas to, or take delivery of gas from, another operator in exchange for the receipt or delivery of the same quantity of gas at a different date and, normally, at a different place. No monetary consideration is involved in these transactions.

               Endesa Energia, a wholly-owned subsidiary of Endesa, arranges gas exchange transactions with other retailers in which gas supplies are exchanged in order to satisfy orders at different times and places.

               Analysis
               --------

               Under Spanish GAAP these gas exchanges were recorded on a gross basis, recording a cost for the surrendered inventory cost and an item of revenue for the same amount, therefore without any impact on our Spanish GAAP net income but recognizing greater revenues and costs than otherwise.

               The example in the table below shows the journal entries, under Spanish GAAP, when exchanging gas and how the margin is only recorded at the time of sale of the exchanged products (in the same or another form) to a customer of the company. However, both revenues and expenses are accounted for twice as a result of the exchange.

                                                     Debit            Credit

Gas acquired for further sale to customers
------------------------------------------

   Inventory                                          100

   Cash                                                                 100

Gas exchange agreement
----------------------

   Inventory                                                            100

   Cost of sales                                      100

   Accounts receivable                                100

   Revenues                                                             100

   Inventory                                          100

   Accounts receivable                                                  100

Gas previously exchanged sold to customers
------------------------------------------

   Revenues                                                             120

   Inventory                                                            100

   Cost of sales                                      100

   Cash                                               120

               As disclosed in the example above, under Spanish GAAP a total of 220 monetary units have been recorded as revenues and 200 as cost of sales. This accounting policy under Spanish GAAP is not appropriate under U.S. GAAP because such transactions constitute exchanges of non-monetary assets. Under U.S. GAAP these transactions should be recognized at fair value or cost, according to the guidance in APB Opinion No. 29 (Accounting for Nonmonetary Transactions). We believe that since such exchange is intended to facilitate the delivery of gas to third party consumers and does not involve the culmination of an earning process, there should not be any effect on earnings or revenues until the time of sale of the exchanged products (in the same or another form) to a customer of the company, therefore recording such exchange at cost. Our conclusion is supported by paragraph 21 APB Opinion No. 29 (Accounting for Nonmonetary Transactions) since such guidance considers these transactions to be exchanges of non-monetary assets that would not be recognized at fair value, based on the fact that the inventory delivered is identical to or substantially the same as the inventory received and are exchanges performed in the normal course of business to facilitate the sale to final customers. This conclusion is consistent with our net income approach for our Spanish GAAP accounting policy.

Therefore, in the example above, the revenues and cost of sales (100 monetary units) recorded due to the inventory exchange would be excluded so that revenues (120 monetary units) and cost of sales (100 monetary units) would be the only amounts recorded at the time the inventory is finally sold to a customer.

               As stated above, Endesa's net sales in 2004 under U.S. GAAP have been reduced by (euro)74 million from the corresponding figure under Spanish GAAP due to the non-recognition under U.S. GAAP of gas exchange transactions between Endesa and other gas retailers that are intended to facilitate the delivery of gas to third party consumers and are not the culmination of an earning process. These transactions took place for the first time in 2004 so they were not necessary to adjust sales for prior periods for this item.

               We note the request in your letter for a quantification of our gross sales and purchases with each market agent and/or subsidiary included in the adjustment to our net sales under U.S. GAAP related to these gas exchange transactions in the Form 20-F/A. We are providing you with this information in a separate letter for which confidential treatment is requested.

               2. Tell us your consideration of the impact, if any, that EITF 99-19 may have on these sales and purchase arrangements within the context of adopting EITF 02-3 and 03-11, both of which were in effect for your fiscal year 2003. See paragraphs 19 of EITF 02-3 and 10 of EITF 03-11. Include in your response your accounting policy for these sales and purchases both before and after you filed your amended Form 20-F. We note your disclosure on page F-116 states the application of EITF 03-11 had no effect on your financial position, cash flows or results of operations.

               EITF Issue No. 02-03 (Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities), requires that all contracts entered into for trading purposes by an entity involved in such activities ("energy trading contracts"), including those contracts that are also considered to be derivatives pursuant to SFAS No. 133, should be measured at fair value and recorded in the consolidated balance sheet with gains and losses recorded on a net basis in current earnings.. EITF 02-03 applies to all energy trading contracts and not just those that meet the definition of a derivative.

               EITF Issue No. 03-11 (Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not "Held for Trading Purposes" as Defined in Issue No. 02-3) considers that determining whether realized gains and losses on physically settled derivative contracts (whether or not the derivative is designated as a hedging instrument pursuant to Statement 133) not "held for trading purposes" should be reported in the income statement on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances. Consideration of the economic substance of the transaction as well as the guidance set forth in APB Opinion No. 29 relative to nonmonetary exchanges and the gross versus net reporting indicators provided in EITF 99-19 should be made in the context of the various activities of the entity rather than based solely on the terms of the individual contracts. As stated in the Form 20-F, the application of EITF 03-11 did not impact Endesa's financial position, cash flows or results of operations.

Endesa considers that the pass-through transactions, intra-company transactions and gas exchange transactions described in our response to Question 1 that are analyzed under U.S. GAAP relate to transactions that are not within the scope of EITF 02-03 or EITF 03-11 since they involve transactions that we have designated as "normal purchases and normal sales" pursuant to paragraph 10(b) of Statement 133 and related Implementation Issues and did not relate to contracts entered into for trading purposes or physically settled derivative contracts not "held for trading purposes".

               We have applied EITF 02-03 when accounting for all contracts entered into for trading purposes by us, measuring them at fair value and recording in the consolidated balance sheet the gains and losses included in current earnings in a net basis. In addition, we have considered the guidance in EITF 03-11 for all physically settled derivative contracts not "held for trading purposes" in the determination of the income statement presentation on a gross or net basis of such contracts. Our application of both EITF 02-03 and EITF 03-11 for transactions under the scope of each accounting guidance has remained the same before and after we filed the Form 20-F/A.

               It is unclear from the current disclosure whether you view the revision of net sales in accordance with U.S. GAAP as a change in accounting principle, a change in accounting estimate or the correction of an error. In consideration of APB No. 20, please tell us the nature and justification for the change in net sales in accordance with U.S. GAAP. If you believe this to be a change in accounting principle please tell us if you have disclosed in a previous SEC filing, the anticipated accounting method and adoption date in accordance with SAB No. 74 (Topic 11M) or, alternatively, tell us why you have not. If you believe this to be a correction of an error, please tell us how you have satisfied the disclosure requirements stated in paragraphs 36 and 37 of APB No. 20. We may have further comments.

               Endesa views the prior period adjustments to its net sales in accordance with U.S. GAAP contained in the Form 20-F/A as the correction of an error, as defined in APB Opinion No. 20. According to such definition, an error results from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared. In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment, and a change in accounting principle results from adoption of a generally accepted accounting principle different from the one used previously for reporting purposes (including not only accounting principles and practices but also the methods of applying them). Subsequent to the submission of its Form 20-F to the Commission, Endesa became aware that, in its reconciliation of net sales from Spanish GAAP to U.S. GAAP in the Form 20-F, Endesa had not eliminated certain transactions that, as described in our response to Question 1 above, should have been eliminated pursuant to U.S. GAAP. Accordingly, Endesa complied with the disclosure requirements of paragraphs 36 and 37 of APB 20 by reporting the correction in the period in which it was discovered as a prior period adjustment and disclosing the nature of the above-described error and the absence of any effect on Endesa's net income. In this regard, we draw the Staff's attention to the disclosures in the third and fourth paragraphs under "Explanatory Note" in the Form 20-F/A, the table under "Selected Financial Data," including footnotes 6 and 7 (pages 1-2), and the first three paragraphs of Note 26.27 ("Classification differences and other"), as restated, of Endesa's consolidated financial statements (page F-119).

               We note that, in accordance with paragraph 36 of APB 20 and paragraph 18 of APB Opinion No. 9, those items that are reported as prior period adjustments shall, in single period statements, be reflected as adjustments of the opening balance of retained earnings. When comparative statements are presented, corresponding adjustments should be made of the amounts of net income (and the components thereof) and retained earnings balances (as well as of other affected balances) for all of the periods reported therein, to reflect the retroactive application of the prior period adjustments.

               Therefore, since the correction of this error affected only the additional disclosures in Note 26. 27. ("Classification differences and other") in our consolidated financial statements and since it did not have any effect on our income before extraordinary items, net income, earnings per share and shareholders' equity in accordance with U.S. GAAP, the application of APB 20 and APB 9 impacted only certain U.S. GAAP financial information presented under "Selected Financial Data" in the Form 20-F and the description of differences between Spanish and U.S. GAAP which do not affect net income or net equity in
Note 26.27 of our consolidated financial statements. The revised audit report included in the Form 20-F/A refers to the restatement of Note 26.27.

                                     * * *

               Endesa acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F/A, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               Please feel free to call me at +34 91 213 1394 if you have any questions about this response letter.

                                                     Very truly yours,

                                            By:      /s/ Jose Luis Palomo
                                                     --------------------
                                            Name:    Jose Luis Palomo
                                            Title:   CFO


cc:      Brian McAllister
         (Securities and Exchange Commission)

         Joseph B. Frumkin
         Sergio J. Galvis
         Richard A. Pollack
         Angel L. Saad
         (Sullivan & Cromwell LLP)